# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XPEL, Inc., CIK 0001767258
CUSIP: 98379L100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 711 BROADWAY ST., SUITE 320, SAN ANTONIO, Texas (TX), 78215
Date of event which requires filing of this statement: 11/20/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001734916-25-000003
Filed by CIK 0001734916

## Reporting persons
- ALTA FOX CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,924,258; sole dispositive power 0; shared dispositive power 1,924,258; aggregate amount beneficially owned 1,924,258 (7% of the class)
- Alta Fox Opportunities Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,924,258; sole dispositive power 0; shared dispositive power 1,924,258; aggregate amount beneficially owned 1,924,258 (7% of the class)
- Alta Fox GenPar, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,924,258; sole dispositive power 0; shared dispositive power 1,924,258; aggregate amount beneficially owned 1,924,258 (7% of the class)
- Alta Fox Equity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,924,258; sole dispositive power 0; shared dispositive power 1,924,258; aggregate amount beneficially owned 1,924,258 (7% of the class)
- Haley Patrick Connor: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,924,258; sole dispositive power 0; shared dispositive power 1,924,258; aggregate amount beneficially owned 1,924,258 (7% of the class)

## Item 1. Issuer
Name of issuer: XPEL, Inc.
Address of issuer's principal executive offices: 711 BROADWAY ST., SUITE 320, SAN ANTONIO, TEXAS, 78215.

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a 'Reporting Person' and collectively, the 'Reporting Persons'):
i) Alta Fox Capital Management, LLC;
ii) Alta Fox Opportunities Fund, LP;
iii) Alta Fox GenPar, LP;
iv) Alta Fox Equity, LLC; and
v) Connor Haley.

This Schedule relates to shares of common stock of the Issuer, par value $0.001 per share ('Common Stock'), directly held by Alta Fox Opportunities Fund, LP. Alta Fox GenPar, LP serves as general partner of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Alta Fox Equity, LLC serves as the general partner of Alta Fox GenPar, LP, which serves as general partner of Alta Fox Opportunities Fund, LP, and Alta Fox Equity, LLC may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Alta Fox Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Mr. Haley is the Manager of Alta Fox Capital Management, LLC and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: 640 Taylor Street, Ste. 2522, Fort Worth, Texas 76102
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: The percentage calculated in Item 11 is based on 27,560,985 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and as filed with the SEC on May 8, 2026.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALTA FOX CAPITAL MANAGEMENT, LLC: /s/ Connor Haley, Manager (05/15/2026)
- Alta Fox Opportunities Fund, LP: /s/ Connor Haley, Manager of Alta Fox Capital Management, LLC, the Investment Manager of Alta Fox Opportunities Fund, LP (05/15/2026)
- Alta Fox GenPar, LP: /s/ Connor Haley, Manager of Alta Fox Equity, LLC, the General Partner of Alta Fox GenPar, LP (05/15/2026)
- Alta Fox Equity, LLC: /s/ Connor Haley, Manager (05/15/2026)
- Haley Patrick Connor: /s/ Connor Haley, - (05/15/2026)